Contact

www.linkedin.com/in/calbarnes (LinkedIn)
calbarnes.com/ (Personal)
www.nineteenfilms.com (Company)
www.instagram.com/calbarnes/ (Personal)

Top Skills

Acting
Screenwriting
Novels

Honors-Awards

RISE -- 'Best World Premiere'

Publications

True Grandeur
Son of Neverland

Cal Barnes

Actor & Film Producer
Los Angeles, California, United States

Summary

Actor & Film Producer. LA.

TOP CREDITS: The Influencer House Massacre (Pre-Production), The Astrid Experience, Unfriended, Krispr, Adolescence

WEBSITE: CalBarnes.com

COMPANY: NineteenFilms.com

Experience

Unlimited Creation LLC

CEO, Head of Creative
February 2024 - Present (2 years 7 months)
Los Angeles, CA

Owned and Operate by Actor and Filmmaker Cal Barnes, Unlimited Creation is the parent company for Cal Barnes's media and business ventures

Nineteen Films

CEO, Producer
July 2011 - Present (15 years 2 months)
Los Angeles

Nineteen Films is a Cinematic Production and International Sales Company with a passion for telling story through performance, cinematography, lighting, design, color, and music. The Company has been owned and operated by Actor and Filmmaker Cal Barnes since 2011.

Noblehooks Productions
Producer
January 2019 - Present (7 years 8 months)
Los Angeles, California, United States

Creative Producer and Director of 'The Astrid Experience'.

Unlimited Creative
CEO
July 2011 - Present (15 years 2 months)
Los Angeles, California, United States

The parent company managing the entire creative estate for actor and creator, Cal Barnes.

Education

Portland State University
Theatre / Creative Writing / Drama · (2008 - 2009)